RECEIVED

2008 APR 17 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

08001881

SUPPL

10 April 2008

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period March 1st to March 31st 2008.

- Monthly Performance Report for March.
- Daily NAV's for the ACL Alternative Fund for March.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

4/21

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Mar-08

*Submission of ACL Alternative Fund Ltd, file number **34999***

Date	NAV
29-Feb-08	208.67
3-Mar-08	211.55
4-Mar-08	208.94
5-Mar-08	210.22
6-Mar-08	210.79
7-Mar-08	210.25
10-Mar-08	212.13
11-Mar-08	209.80
12-Mar-08	212.12
13-Mar-08	214.28
14-Mar-08	215.21
17-Mar-08	214.22
18-Mar-08	212.61
19-Mar-08	209.38
20-Mar-08	206.49
24-Mar-08	205.24
25-Mar-08	205.85
26-Mar-08	208.12
27-Mar-08	208.23
28-Mar-08	207.93
31-Mar-08	207.32

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update March 2008 **-0.7%, +14.1% Year-to-date**

Summary
The ACL Alternative Fund USD Share Class A was down -0.7% in March and is +14.1% year-to-date. The sharp decline in agricultural commodity prices was the main contributor to losses, with trading in FX, equity and energy markets profitable on the month.

Economic prospects in the US continued to worsen for much of March. Credit conditions deteriorated forcing the Fed to take emergency steps to prevent the collapse of Bear Stearns and generally provide liquidity to the market. Equity markets finished lower and the USD weakened, while commodity markets sold off sharply on profit-taking and heightened risk aversion.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	-1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	-1.2%	2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%	-0.7%	-	-	-	-	-	-	-	-	-	14.1%

Figure for March 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

FX

In an attempt to prevent recession, the Fed lowered its target interest rate during the month by 0.75% to 2.25%. The lower rate saw the USD decline to record lows against the EUR (1.5904) and Swiss franc (0.9645). The USD also fell to its weakest level in twelve years versus the JPY (95.78). Signs of a slowing British economy saw the GBP finish flat against the USD and decline to a record low against the EUR (78.82). Widening interest rate differentials between the US and Mexico helped the MXN strengthen to a 19-month high against the USD at 10.63.

Equity

Equity indices finished lower in March in volatile trading with shares of financial institutions falling sharply after the crisis at Bear Stearns and concerns surrounding the stability of other financial institutions. The S&P 500 finished -0.6% lower on the month and -9.9% for the quarter, while the S&P Financial Index has fallen nearly -15% in 2008. In Europe, the DAX lost -3.2% and the FTSE closed -3.1% lower. Asian indices also declined as the Nikkei 225 fell -7.9% and the Shanghai Composite tumbled -20.1% on waning expectations of Chinese government intervention to support share prices.

Financials

Fixed income prices fluctuated throughout the month, finishing mixed as investors reacted to the turmoil in financial markets. Prices initially rallied as stock markets declined and investors sought the safety of government-backed debt, but fell into month-end as US economic data generally met expectations and central banks acted to ensure liquidity. US three-month T-bills suffered their biggest weekly decline in 26 years near month-end as risk appetite returned.

Energy

Crude oil rallied in the first half of the month, rising to a record near $112 as the weaker USD boosted demand for USD-denominated assets. However, crude then suffered its biggest daily loss in 17 years and closed the month below $102 as heightened risk aversion saw commodity markets sell-off in the latter half of March.

Continued overleaf..

Performance Analysis

(as at 31st March 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	147.8%	107.3%
Annualised ROR	13.2%	12.4%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.2%	14.1%
Volatility from Nov 2003	12.9%	12.9%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.7	0.7

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

END